[redacted]

SECU 08029239 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc. dba Elish & Elish Brokerage and Research Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 E Pike Street
(No. and Street)

Canonsburg, Pa 15317-1765
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Elish 724-745-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward [illegible] Brethauer III CPA
(Name – *if individual, state last, first, middle name*)

4055 Monroeville Blvd-Ste 426, Monroeville, PA 15146
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M. Elish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eilsh & Elish, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Phillip A. Trozzi, Notary Public
Canonsburg Boro, Washington County
My Commission Expires June 2, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. See Footnote III
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not Applicable
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not Applicable
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. See Footnote V
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward A. Brethauer III
CERTIFIED • PUBLIC • ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Elish and Elish, Inc.
Canonsburg, PA 15317

We have audited the accompanying Statement of Financial Condition of Elish and Elish, Inc. (an S-Corporation operating as a fully disclosed broker-dealer) as of December 31, 2007, and the related Statements of Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elish and Elish, Inc. as of December 31, 2006, and the Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information and calculations performed in Footnotes III and V have been presented as a part of our financial report in consideration of the Section 15c3-1 Net Capital Requirement of the Pennsylvania Securities Commission. This rule has specified as of December 31, 2006 a minimum net capital requirement at any one (1) point in time of six thousand dollars ($6,000.00) for fully disclosed broker-dealers operating through a clearinghouse (after exclusion of certain non-allowable assets). Based upon our calculation, it would appear that the Company was in technical satisfaction of this requirement at the date of these financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Edward A. Brethauer III, CPA
Edward A. Brethauer, III, CPA
Monroeville, PA 15146
February 27, 2008

CORPORATE ONE OFFICE PARK • SUITE 426
4055 MONROEVILLE BLVD. MONROEVILLE, PA 15146 • (412) 856-8828

Edward A. Brethauer III
CERTIFIED • PUBLIC • ACCOUNTANT

Independent Auditor's Report on Internal Accounting Control Required Under SEC Rule 17a-5

Board of Directors of
Elish and Elish, Inc.
Canonsburg, PA 15317

In planning and performing our audit of the financial statements of Elish and Elish, inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including a test of compliance with such practice and procedures) followed by Elish and Elish, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), namely, the making of periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserves required by rule 15c-3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a13, and complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CORPORATE ONE OFFICE PARK • SUITE 426
4055 MONROEVILLE BLVD. MONROEVILLE, PA 15146 • (412) 856-8828

Because of inherent limitations in any internal accounting control procedures or the practice and procedures referred to above, error or fraud may nevertheless occur and not be detected.
Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Edward A. Brethauer III, CPA

Edward A. Brethauer, III, CPA
Monroeville, Pennsylvania 15146
February 27, 2008

ELISH AND ELISH, INC

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2007

ASSETS:		
Cash Accounts:		
Washington Federal Savings: Commissions Account	$	53.07
Washington Federal Savings: Checking Account		78.80
Washington Fedeal Savings: Money Market Account		7,344.78
North American Clearing Inc. Collateral Deposit Account		12,035.11
Commissions Receivable From Clearinghouse and Miscellaneous Mutual Fund Transactions (Note I)		20,413.21
Office Furniture and Equipment (Note I)		33,013.26
LESS: Accumulated Depreciation of Furniture and Equipment (Note I)		(32,758.48)
Leasehold Improvements (Note I)		6,168.73
LESS: Accumulated Amortization of Leasehold Improvements		(6,168.73)
Organizational Costs (Note I)		2,377.75
LESS: Accumulated Amortization of Organizational Costs		(2,377.75)
TOTAL ASSETS	$	40,179.75
LIABILITIES AND STOCKHOLDER'S EQUITY:		
LIABILITIES:		
Accounts Payable: Trade and Business Related (Note I)	$	15,755.78
Accrued Payroll and Corporate Business Tax (Note I)		1,803.12
TOTAL LIABILITIES		17,558.90
STOCKHOLDER'S EQUITY:		
Capital Stock, $1.00 Par Value, 1,000,000 Shares Authorized, 25,000 Issued, 20,000 Outstanding (Note I)		25,000.00
Additional Paid In Capital		60,327.84
Accumulated Adjustments Account		(57,706.99)
LESS. Treasury Stock (Note I)		(5,000.00)
TOTAL STOCKHOLDER'S EQUITY		22,620.85
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	40,179.75

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF INCOME
AND
CHANGES IN STOCKHOLDER'S EQUITY

For the Twelve (12) Month Period Ending
December 31, 2007

REVENUES:		
Gross Commissions From Investment Transactions (Note I)	$	224,955.07
Other Income (Loss) From Company Invesments		49,954.84
Investment Company Portfolio - Advisory Fee Income		3,882.74
Other Miscellaneous Income		485.43
TOTAL REVENUES		**279,278.08**
OPERATING EXPENSES:		
Advertising and Promotional Expenses		3,785.35
Bank Service Charges		133.20
Broker Commissions (Note I)		151,658.44
Business Gifts and Donations		2,451.65
Clearinghouse Fees (Note I)		23,761.30
Continuing Education Expense		695.00
Depreciation Expense: Furniture and Equipment (Note I)		170.04
Dues and Registration Expenses		661.13
Insurance Expense: Business and General Liability		976.00
Interest Expense on Margin Loan		8.87
Maintenance and Cleaning of Office and Equipment		825.00
Meals and Entertainment Expense		5,861.06
Office Supplies Expense		2,022.33
Payroll and Corporate Stock Taxes		4,054.60
Postage and Freight Expense		1,175.62
Professional Services		7,442.27
Publications and Subcription Expense		677.77
Rental Expense of Office Space (Note I)		4,800.00
Salary Expense (Note I)		50,169.43
Telephone Expense		2,446.43
Travel and Lodging Expense		2,454.02
Utilities Expense		1,189.74
Vehicle Expense		2,042.27
TOTAL OPERATING EXPENSES		**269,461.52**
Net Revenues Over (Under) Expenses for the Twleve Month Period Ended December 31, 2007		9,816.56
PLUS: Beginning Balance Stockholder's Equity at January 1, 2007		12,804.29
Ending Balance of Stockholder's Equity at 12/31/07	**$**	**22,620.85**

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF CASH FLOWS
For the Twelve Month (12) Period Ending
December 31, 2007

SOURCES OF CASH:	
Operations:	
Net Revenues Over (Under) Expenses For Calendar Year Reporting Period Ending December 31, 2007	$ 9,816.56
ADD BACK: Depreciation of Furniture and Equipment	170.04
Adjusted Net Revenues Over (Under) Expenses Calendar Year Reporting Period Ending 12/31/07	9,986.60
Decrease (Increase) In Commissions Receivable	4,595.35
Decrease (Increase) In Short Term Investments	-
Increase (Decrease) In Accounts Payable - Trade	(2,461.69)
Increase (Decrease) In Corporate Tax Related Accruals	518.41
Cash Provided From (Used In) Operations	12,638.67
Financing Activities:	
Payment of Shareholder Loan	(5,000.00)
Cash Provided From (Used In) Financing Activities	(5,000.00)
Investing Activities:	
Cash Provided From (Used In) Investing Activities	-
TOTAL CASH PROVIDED FROM (USED IN) THE TWELVE (12) MONTH PERIOD ENDING DECEMBER 31, 2007	7,638.67
BALANCE OF CASH ACCOUNTS AT JANUARY 1, 2007	11,873.09
BALANCE OF CASH ACCOUNTS AT DECEMBER 31, 2007	**$ 19,511.76**

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC.
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
As Of December 31, 2007

No schedule is attached for the above computation, nor for the information relating to the Possession or Control Requirements, for Elish And Elish, Inc. as of December 31, 2007, since the company operates as a fully disclosed broker dealer and has no possession or safeguarding responsibilities for any client securities.

ELISH AND ELISH, INC

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

For the Twelve (12) Month Period Ending
December 31, 2007

Balance at January 1, 2007	$ -
Inc(Dec) In Shareholder Subordinated Loan to Corporation	-
Balance at December 31, 2007	$ -

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC.

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2007

I. General Background and Summary of Significant Accounting Principles:

Elish and Elish, Inc. (The "Company") was first incorporated on May 22, 1989 as a domestic Sub-Chapter S Corporation authorized to do business as an investment brokerage under the regulations of the Commonwealth of Pennsylvania.

While the Company was originally owned and closely held by three (3) shareholders (namely, Peter M. Elish, who has always served as the business manager, and his parents, who were simply passive investors), the Company did undergo a re-organization at the beginning of the 1992 calendar year, at which time, Mr. Elish was gifted all the shares originally held by his parents. From that point forward, aside from the receipt of a five thousand dollar ($5,000.00) personal subordinated loan from Mr. Elish's parents in 1996 and an additional ten thousand dollar ($10,000.00) subordinated loan from a relative in 1997, the Company has been operating under the sole leadership of Peter M. Elish, without any further financial or advisory input from outside sources. Moreover, as of December 31, 1999, Mr. Elish had succeeded in paying off his parents' loan and in converting the remaining ten thousand dollars ($10,000.00) into permanent paid in capital invested into the business. While his aunt continued to hold a small percentage of stock as a result of such changes, her stock was eventually repurchased by the company in November of 2000.

Regarding company operations, Elish and Elish, Inc. has, since its inception date, held itself out as a "fully disclosed broker-dealer", performing as much as seventy percent (70%) of its trading activities in the current year (i.e. except for mutual fund investments and insurance annuity products) through North American Clearing Inc. clearinghouse operating out of the state of Florida.

As an introducing broker in this fully disclosed status, the Company has always been required to maintain a minimum level of net capital as an ongoing investment in the company. Although, such level of required capital investment was as high as fifty thousand dollars ($50,000.00) in prior years, the regulations were changed in 1996, thereafter allowing Elish and Elish, Inc. to satisfy its capital requirement with a minimum of only six thousand dollars ($6,000.00).

In addition to this overriding net capital requirement, the current clearinghouse also has required a certain account of collateral to be deposited with it as part of the clearinghouse agreement, which amount is currently ten thousand dollars ($10,000.00), as opposed to the twenty-five thousand dollars ($25,000.00) required to be on hand with the Company's original clearinghouse, RBC Dain Rauscher. The ten thousand dollars ($10,000.00) collateral was initially satisfied through a short term non-interest bearing loan from the President of the Corporation, which loan has been fully paid back as of December 31, 2007.

ELISH AND ELISH, INC.

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2007

Method of Accounting Presentation:
The Corporation's books and records are currently maintained for financial statement purposes on an accrual basis of accounting, which serves to recognize income as it is earned (as opposed to when it is received in cash) and expenses as they are incurred (as opposed to when they are actually paid). This normally is accomplished through the creation of both accounts receivable and accounts payable, as shown on the accompanying Statement of Financial Condition. Such accounts in the current year purport to show amounts due from the clearinghouse or mutual fund families on transactions with a trade date before December 31, 2007, and amounts payable on such transactions or on other outside vendor services performed before the end of the calendar year respectively.

Under this general accounting framework, the following other significant accounting principles have been observed in the preparation of the attached financial statements.

Investments:
As had been mentioned previously, the only remaining account held in the form of long-term investment, as of the current balance sheet date, would be the ten thousand dollar ($10,000.00) clearinghouse collateral deposit account, which is invested in a money fund, and has a current value of twelve thousand thirty-five dollars ($12,035.00), including other income receivable by the Corporation as of December 31, 2007 of one thousand one hundred eighty-three dollars ($1,183.00)

Furniture, Fixtures, and Equipment:
As of the initial date of incorporation in 1989, the stockholders had contributed office equipment purchased in prior years at a cumulative cost of four thousand four hundred eighty-one dollars ($4,481.00), for which depreciation expense of this entire amount had already been recognized on previous years' tax returns.

While accounting theory still presupposes a basis equivalent to the fair market value of the equipment contributed at the time of incorporation, the difference in this case was judged by management to be immaterial given the age and possible obsolescence of the items; therefore, this furniture and equipment has been shown in all previous years' statements, and continues to be shown on the current year's statements, at a net book value of zero (-0-).

Also, during the 1989 year, certain remodeling and leasehold improvement costs had been incurred by the shareholders in the development of their office space, and these costs had been capitalized under the leasehold improvements category on the corporate Statement of Financial Condition.

Since the date of their incurrence, these costs had been amortized over an expected life of seven (7) years from a beginning date of August 1, 1989. As of August 1, 1996, such initial improvements were completely amortized and therefore no further expense has been shown on the accompanying 2007 calendar year financial statements. Since year end 1989 through the date of this statement, other new equipment had been purchased in the cumulative amount of fifty-two thousand nine hundred ninety-nine dollars ($52,999.00), including several items originally classified as capitalized leases, for which all obligations have been satisfied as of December 31, 2007. As of the end of calendar year 2007, a total of thirty-three thousand thirteen dollars ($33,013.00) of equipment still remained on hand, for which annual depreciation expense has been calculated using either a five (5) or seven (7) year life from the

date of initial service, under a method similar to the modified accelerated depreciation system commonly utilized for tax purposes after 1986.

Management has always felt that this method closely approximates the estimated useful life and pattern of obsolescence expected from such equipment, in accordance with generally accepted accounting principles.

While additional expenditures may have been made during the current year for maintenance and repair of the various pieces of equipment and furniture, such costs have been directly deducted on the Statement of Income under the theory that they have not significantly contributed to the life of the equipment involved and should therefore be expensed immediately.

Organizational Costs:
This category reflects the legal costs and federal and state licensing fees incurred in the process of originally incorporating and registering the brokerage business in the state of Pennsylvania. Generally accepted accounting principles specify that such costs (other than ongoing routine fees) should be capitalized in the first year of business and amortized over a period of not less than sixty (60) months from the date of inception of the business. Accordingly, the attached financial statement has reflected accumulated amortization of these costs over a sixty (60) month period beginning with the date of incorporation on May 22, 1989. Since this period ended in calendar year 1994, no further amortization expense has been reflected on the Statement of Income in the current year.

Lease Agreements Entered Into By Elish and Elish, Inc.:

The Company still holds a long-term lease contract for its office space with rent currently due in the amount of four hundred dollars ($400.00) per month. These operating lease expenditures have been classified as a part of rental expense on the accompanying Statement of Income, as is normally required by accounting theory pertaining to pure operating leases. Moreover, even though the lessor of the Company's office space continues to be a partnership of which Mr. Elish is a general partner, management does not feel that the agreement constitutes a related party problem, since the negotiated rental agreement itself is in accord with general fair market rates in effect for that particular area, and appears to have been determined strictly on an "arms length" basis between the lessor and lessee.

Federal and Pennsylvania Income Taxes Payable:
The Company has elected to be taxed under provisions of Sub-Chapter S of both the Internal Revenue Service Code and the Pennsylvania State Tax Regulations. Under such provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its own net income nor is it liable in the current year for Pennsylvania capital stock tax. Rather, the stockholder is held individually liable for the Company's taxable income flowing through to his personal income tax return. As a result, no Federal or Pennsylvania corporate income tax liability or deferral has been presented on the accompanying Statement of Financial Condition.

It should be noted, however, that if tax liability were indeed required to be reflected on the accompanying statements, the use of the cash basis of accounting by the shareholder for income tax purposes (and the resulting adjustment of receivables and payables for tax calculations) would result in no significant difference in tax this year from the normal accrual tax calculation for the period ended December 31, 2007.

Payroll Liabilities:
As noted in the previous years' annual reports, prior to the first quarter of 1990, no compensation was ever paid to the shareholders for services performed during the developmental stages of the business from May 22, 1989 through the first two (2) months of 1990. However, no liability for back wages has ever been reflected on the audited statements due to the Board of Directors' agreement (prior to the incorporation date) to permanently waive any compensation to its shareholders-employees until the Company began to make at least ten thousand dollars ($10,000.00) of gross income in any one (1) month, which amount was judged to be a sufficient base for maintaining the Company operations while paying its active registered agents. Therefore, there was never any intent by the Board of Directors to establish a retroactive wage for past services, and consequently, no accrual for such past liability has ever been deemed necessary.

Similarly, in view of the intent of this agreement, no further liability has ever been recorded for any difference between what Mr. Elish accepted as payments for services in various past years or in the current year and what he might have expected to receive in the open market for the performance of similar services. Management's intent has never been to guarantee Mr. Elish a specified wage each year, and therefore, it has not been deemed necessary to reflect an accrual for any additional payroll due at December 31, 2007.

Use of Estimates in Financial Statement Preparation:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from such estimates.

II. Clearinghouse Agreement with Elish and Elish, Inc.:

As indicated previously, Elish and Elish, Inc. has elected at this time to be considered as a fully disclosed broker dealer operating primarily through a clearinghouse for its transactions, which, in turn, permits it to pass a large portion of its record-keeping responsibilities along to such clearinghouse and to simply receive a net commission on all sponsored deals.

Per the current clearinghouse agreement with North American Clearing Inc., however, Elish and Elish, Inc. is also required to maintain a continuous minimum balance in its clearinghouse account of ten thousand dollars ($10,000.00) to both cover current transaction costs and to protect the clearinghouse from possible future liability.

ELISH AND ELISH, INC.

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2007

III. Net Capital Requirement Under Section 15c3-1:

Under the current Regulation Section 15c3-1, a fully disclosed broker-dealer is required to constantly maintain a minimum of six thousand dollars ($6,000.00) net capital after reduction for certain non-allowable assets. The calculation of the Company's net capital at December 31, 2006 is as follows:

Total Net Worth at 12/31/07	$ 22,620.85
Less: Unallowable Assets: Furniture and Equipment	(254.78)
Total Allowable Net Capital at 12/31/07	$ 22,366.07

Regarding the Company's aggregate indebtedness ratio (total indebtedness compared to the Company's net capital) at the date of the financial statements, the calculation is well under the eight to one (8:1) ratio limitation as set by Section 15c3-1 of the Pennsylvania Securities Commission Regulations. The actual ratio this year is closer to one to one (1:1).

IV. Net Capital Reserve Requirement Under Section 15c3-3:

No schedule of net capital reserve requirement calculation has been included in this report since the Company has not yet engaged in any sales or brokering activities (through the date of this report) which would require maintenance of a special reserve bank account for the exclusive benefit of customers and the possession of control of any customer paid and excess margin securities.

ELISH AND ELISH, INC.

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2007

V. Reconciliation of Audit Computation of Net Capital and Broker's Corresponding Unaudited Focus Report Part II Computation at December 31, 2007:

Description of Net Capital Item	Amount Per Focus Report	Adjustments DR	Adjustments CR	Audit Report
Cash Accounts	$ 19,353.00	158.76		19,511.76
Commission Trade Receivables	13,847.00	6,566.21		20,413.21
Furniture and Fixture Costs (Non-Allowable Assets)	255.00			255.00
Accounts Payable and Accrued Liabilities	(10,447.00)	-0-	7,111.90	(17,558.90)
Totals @ 12/31/07 (excluding non-allowable assets)	$ 22,753.00	6,724.97	7,111.90	22,366.07

Note: The major reconciling differences above appear to be: (1) an increase in mutual fund commissions receivable of approximately fifty- five hundred dollars ($5,500.00) to make it correspond to the actual receipts in January of 2008 and (2) an increase of seventy-one hundred twelve dollars ($7,112.00) in accounts payable for adjustment in accruals to actual amounts at December 31, 2007 (primarily for additional accrued service fees and for reimbursement to the President of the Corporation for additional expenses paid by him personally during the 2007 calendar year).

VI. Retirement Plan For The Sole Shareholder:

No recognition of the owners' self employed retirement plan assets has been made on the accompanying statements, since the retirement plan holdings are not considered to be assets of Elish and Elish, Inc. for financial statement presentation purposes.

Additionally, the business does not anticipate making any contribution into the owner's plan for 2007, and therefore, no liability for such a payment has been accrued on the financial statements as of December 31, 2007.

ELISH AND ELISH, INC.

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2007

VII. Economic Concentration of Business:

At this point in time, the business of Elish and Elish, Inc. derives most of its revenues from the southern suburbs of Pittsburgh, Pennsylvania, which continue to experience much of the same economic conditions as the rest of the country going into the 2008 calendar year. The use of additional registered representatives to expand the customer base has increased overall revenues somewhat, as has the provision of investment advice to current clients, just begun at the end of the 2007 calendar year.

While the 2007 receipt of FINRA monies (a total of thirty-five thousand dollars ($35,000.00)) has allowed the Company the opportunity to explore and develop new product service ideas for its client base, the results of future marketing efforts in these areas, however, cannot be predicted with any certainty at this date.

END